UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Jowell Global Ltd.

(Name of Issuer)

Ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G5194C101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Zhiwei Xu
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,841,380(1)(2)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,341,380(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,341,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
20.8% (3)
12	Type of Reporting Person
IN

(1)	In his capacity as the sole shareholder and director of Jowell Holdings Ltd.
(2)	Including 750,000 preferred shares of the Issuer, and one preferred share has the right to 2 votes at a meeting of the shareholders of the Issuer.

(3)	Calculated based on a total of 25,677,965 issued and outstanding ordinary shares of the Issuer as of December 31, 2021.

1	Name of Reporting Person
Jowell Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,841,380(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,341,380
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,341,380
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
20.8%(2)
12	Type of Reporting Person
CO

(1)	Including 750,000 preferred shares of the Issuer, and one preferred share has the right to 2 votes at a meeting of the shareholders of the Issuer.

(2)	Calculated based on a total of 25,677,965 issued and outstanding ordinary shares of the Issuer as of December 31, 2021.

Item 1(a).	Name of Issuer:

Jowell Global Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

Item 2(a). Name of Person Filings:

Zhiwei Xu

Jowell Holdings Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Zhiwei Xu
Address: 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082.

Jowell Holdings Ltd.
Address: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(c).	Citizenship:

Zhiwei Xu— People’s Republic of China
Jowell Holdings Ltd. — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value of $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP No.:

G5194C101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2021:

	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct the vote (3)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Zhiwei Xu(1)	5,341,380	20.8%	6,841,380	0	5,341,380	0
Jowell Holdings Ltd.	5,341,380	20.8%	6,841,380	0	5,341,380	0

(1)	In his capacity as the sole shareholder and director of Jowell Holdings Ltd.
(2)	Calculated based on a total of 25,677,965 issued and outstanding ordinary shares of the Issuer as of December 31, 2021.

(3)	Including 750,000 preferred shares of the Issuer, and one preferred share has the right to 2 votes at a meeting of the shareholders of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Zhiwei Xu

By:	/s/ Zhiwei Xu
Name:	Zhiwei Xu

Jowell Holdings Ltd.

By:	/s/ Zhiwei Xu
Name:	Zhiwei Xu
Title:	Director

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Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to ordinary shares, par value of $0.0001 per share, of Jowell Global Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2022.

Zhiwei Xu

By:	/s/ Zhiwei Xu
Name:	Zhiwei Xu

Jowell Holdings Ltd.

By:	/s/ Zhiwei Xu
Name: Title:	Zhiwei Xu Director

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